UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Dorian Daley

President

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and subsequently amended by Amendment No. 1 filed with the SEC on July 7, 2014, Amendment No. 2 filed with the SEC on July 14, 2014, Amendment No. 3 filed with the SEC on July 17, 2014, Amendment No. 4 filed with the SEC on July 23, 2014, Amendment No. 5 filed with the SEC on July 29, 2014 and Amendment No. 6 filed with the SEC on August 13, 2014, Amendment No. 7 filed with the SEC on August 29, 2014 and Amendment No. 8 filed with the SEC on September 3, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of such Item 8:

“The subsequent offering period for the Offer expired as scheduled at 12:00 midnight, New York City time, on September 5, 2014. The subsequent offering period was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the expiration time, a total of 2,794,997 Shares were validly tendered during the subsequent offering period and approximately 62,093,103 Shares were validly tendered during the initial offering period, representing a total of approximately 86.6% of the Shares outstanding. Purchaser has accepted for payment all Shares validly tendered and not withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period.

In addition, the depositary has advised that, as of the expiration of the subsequent offering period, 1,741,683 Shares have been tendered by Notice of Guaranteed Delivery, which, together with the Shares tendered as of the expiration of the subsequent offering period, represent approximately 88.9% of the aggregate number of then issued and outstanding Shares.

Pursuant to the terms of the Merger Agreement, Parent has advised the Company that it intends to consummate the Merger following the expiration of the subsequent offering period. The Merger Agreement provides, among other things, that, subject to certain conditions, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation, wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than treasury shares, or shares held by Oracle, Parent, Purchaser or any of their wholly-owned subsidiaries) will be converted into, and cancelled in exchange for, the right to receive $68.00 net in cash, without interest thereon and subject to any required tax withholding, which is the same amount per Share that was paid in the Offer. Following the Merger, the Company will be a wholly owned subsidiary of Parent, and the Shares will no longer be listed on The NASDAQ Global Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2014

MICROS Systems, Inc.

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Secretary